Reaves Utility Income Fund N-CSR

Exhibit 19.(a)(5)

Exhibit 19.(a)(5) Changes in Registrant’s Certifying Accountant.

There was a change in the registrant’s independent public accountant during the reporting period. Below is the information called for by Item 4 of Form 8-K, which was included in the Fund’s current report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2024. Also attached is the letter from the Fund to the SEC acknowledging its responsibilities.

Item 4.01 – Changes in Registrant’s Certifying Accountant.

On March 7, 2024, the Audit Committee (the "Audit Committee") of the Board of Trustees (the "Board") of Reaves Utility Income Fund (the "Fund"), and the Board each voted to select Cohen & Company Ltd. (“Cohen”) as the Fund’s independent registered public accounting firm for the fiscal year ending October 31, 2024.  During the two most recent fiscal years ending October 31, 2022 and 2023, and the subsequent interim period through March 7, 2024, neither the Fund nor anyone on its behalf consulted with Cohen regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Fund’s financial statements, and neither a written report nor oral advice was provided that Cohen concluded was an important factor considered by the Fund in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a “disagreement” or a “reportable event” as such terms are defined in Items 304(a)(1)(iv) and 304(a)(1)(v), respectively, of Regulation S-K.

In connection with the Fund’s engagement of Cohen, the Fund’s previous independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"), was not reengaged for the upcoming fiscal year-ending October 31, 2024. The reports of Deloitte on the Fund’s financial statements as of and for the fiscal years ended October 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended October 31, 2022 and 2023, and the subsequent interim period through March 7, 2024, there were no disagreements between the Fund and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in their reports on the financial statements for such years. During the same periods, there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

In accordance with Item 304(a)(3) of Regulation S-K, on March 11, 2024, the Fund provided Deloitte with a copy of this Current Report on Form 8-K prior to filing this report with the Securities and Exchange Commission (the “SEC”). The Fund has requested that Deloitte furnish a letter addressed to the SEC stating whether it agrees with the statements made herein, and if not, stating the respects in which it does not agree. A copy of such letter, dated March 12, 2024, is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Exhibit 16.1 of Form 8-K

March 12, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Reaves Utility Income Fund’s Form 8-K dated March 12, 2024, and we agree with the statements made therein.

Yours truly,